

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

FEB 26 2015

Washington DC
404

SEC FILE NUMBER

8-50574

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 AND ENDING 12/31/14
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DOLE CAPITAL, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

1188 BISHOP STREET, SUITE 1901
                    (No. and Street)

HONOLULU   HI   96813
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
RICHARD B. DOLE   (808) 537-6007
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LATHAM, DAVID E., C.P.A.
        (Name – *if individual, state last, first, middle name*)

735 BISHOP STREET, SUITE 432   HONOLULU   HI   96813
        (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, __RICHARD B. DOLE_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__DOLE CAPITAL, LLC_____ , as
of __DECEMBER 31_____ , 2014____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

Member Manager
Title

Notary Public   State of Hawaii
JOLEEN M. ENGLISH - My Commission Expires 10/10/16
This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE: DECEMBER 31, 2014

DOLE CAPITAL, LLC
(Name of Respondent)

1188 Bishop Street, Suite 1901, Honolulu, Hawaii 96813
(Address of executive office)

Richard B. Dole
Chief Financial Officer
Dole Capital, LLC
1188 Bishop Street, Suite 1901
Honolulu, Hawaii 96813

(Name and address of person authorized to receive notices and
communications from the Securities and Exchange Commission)

DOLE CAPITAL, LLC

AUDITED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

YEAR ENDED DECEMBER 31, 2014

Contents

Audited Financial Statements:

Other Financial Information:

DAVID E. LATHAM
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

DOLE CAPITAL, LLC
HONOLULU, HI 96813

Report on the Financial Statements
I have audited the accompanying statement of financial condition of Dole Capital, LLC as of December 31, 2014, the related notes to the financial statements and statement of supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934 for the year.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the Unites States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
My responsibility is to express an opinion of these financial statements based on my audit. I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurances about whether the financial statements are free of material misstatements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, I will consider internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that my audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

Opinion
In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dole Capital, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

My audit was made for the purposes of forming an opinion on the basic financial statements taken as a whole. The information contained in supplementary schedules on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in my opinion, is fairly stated in all their material respects in relation to the basic financial statements taken as a whole.

Honolulu, Hawaii
February 10, 2015

PACIFIC GUARDIAN CENTER • DILLINGHAM BLDG. • 735 BISHOP STREET • SUITE 432 • HONOLULU, HAWAII 96813-4820
PHONE (808) 521-5064 • FAX 521-5065 • E-MAIL: dave@davidelathamcpa.com

DOLE CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Cash	$	13,253
Marketable securities at market value		21,660
Total Assets	$	**34,913**

LIABILITIES AND MEMBERS EQUITY

Members Equity		
Members units, 1680 units issued	$	24,500
Retained earnings		10,413
Total Liabilities and Members Equity	$	**34,913**

The Notes are an Integral Part of These Financial Statements.

DOLE CAPITAL, LLC

STATEMENT OF INCOME
Year Ended December 31, 2014

		Year Ended Dec. 31, 2014
Revenue:		
Financial advisory income	$	209
Dividend and interest income		325
Gain on Securities		2,870
	$	3,404
Expenses:		
Operating expenses	$	4,998
Net Income	$	**(1,594)**

The Notes are an Integral Part of These Financial Statements.

DOLE CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBERS EQUITY

Year Ended December 31, 2014

	Members' Units	Retained Earnings	Total Equity
Balance at January 1, 2014	24,500	12,007	36,507
Net (Loss) 2014		(1,594)	(1,594)
Balance at December 31, 2014	**24,500**	**10,413**	**34,913**

The Notes are an Integral Part of These Financial Statements.

- 4 -

DOLE CAPITAL, LLC

STATEMENT OF CASH FLOW
Year Ended December 31, 2014

Cash flow used by operating activities		
Net loss	$	(1,594)
Adjustments to reconcile net income to		
net cash used by operations -		
Decrease in accounts payable		(205)
Increase in Securities		(2,870)
Net cash used by operating activities		(4,669)
Cash at January 1, 2014		17,922
Cash at December 31, 2014	$	13,253
Supplemental disclosure		NONE

The Notes are an Integral Part of These Financial Statements.

DOLE CAPITAL, LLC

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATE TO CLAIMS OF CREDITORS

Year Ended December 31, 2014

Balance at beginning of year	—
Increase	—
Decrease	—
Balance at end of year	—

DOLE CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2014

Note A - Summary of Significant Accounting Policies:

Business Activities

Dole Capital LLC is registered as a Broker/Dealer in accordance with Section 15(b) of the Securities Exchange Act of 1934 with the Securities and Exchange Commission and with the National Association of Security Dealers, Inc. Central Registration Depository System.

In accordance with this registration the nature and scope of Dole Capital LLC's activities are the private placement of securities to institutions, qualified corporation and accredited individuals and merger and acquisition, consulting, and business and securities valuation and related financial advisory services in the state of Hawaii. Dole Capital, LLC does not handle customers' funds or securities. Dole Capital, LLC is required to maintain a minimum "net capital" of $5,000 at all times.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less that are not required to be segregated under Federal or other regulations to be cash and cash equivalents.

Concentrations of Credit Risk

The Company is engaged in various activities in the private placement of securities in which counter parties, primarily broker-dealers, banks, and other financial institutions participate. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

Date of Management's Review

In preparing the financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through, February 10, 2015 the date that the financial statements were available to be issued.

DOLE CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS (continued)
December 31, 2014

Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and reported revenues and expenses. Actual results could differ from those estimates.

Income Taxes

The financial statements do not include a provision for income taxes because the LLC does not incur Federal or Hawaii Income taxes. Instead, its earnings and losses are included in the members' personal income tax returns and are taxed based on their personal tax strategies.

Securities Owned

The Company records marketable securities owned at market value with unrealized gains and losses reflected in income.

Note B - Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requirements. At December 31, 2014, the Company had net capital of $ 31,664, which was $ 25,664 in excess of its required net capital of $ 6,000.

Note C - Related Party Transactions:

The Company has an expense agreement with Kuroman Realty, Inc., in which Kuroman Realty, Inc. agrees to assume payment responsibilities for paying certain ongoing business expenses of Dole Capital, LLC including space rent, utilities, telephone, certain office expenses, office supplies, insurance required for the office space, office equipment maintenance, and related miscellaneous ongoing expense for the operation of the business. In 2014 the Company paid $1,284 for such services. The sole shareholder of Kuroman Realty, Inc. is also an owner-member of Dole Capital, LLC.

DOLE CAPITAL, LLC

SUPPLEMENTARY INFORMATION
December 31, 2014

COMPUTATION OF NET CAPITAL

Total ownership equity (from statement of financial condition)	$	34,913
Add: Allowable credits		0
Total capital and allowable credits		34,913
Net capital before haircuts on securities positions		34,913
Haircuts on securities Common stock		(3,249)
Net Capital	$	31,664

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum net capital required: (6-2/3% of aggregate indebtedness)	$	0
Minimum dollar net capital requirement of broker-dealer		5,000
Net capital requirement (120% of minimum dollar net capital)		6,000
Excess net capital	$	25,664

DOLE CAPITAL, LLC

COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15c3-3
December 31, 2014

Credit balance in customers' security accounts	$	- 0 -
Debit balance	$	- 0 -
Reserve computation: Excess of total debts over total credits		NONE
Required deposit		NONE

There is no material difference between the corporation's computation included in Part II of Form X-17 A-5 as of December 31, 2014, and the computation presented.

DOLE CAPITAL, LLC

**INFORMATION RELATING TO THE POSSESSION
ON CONTROL REQUIREMENTS UNDER RULE 15c-3-3
December 31, 2014**

Dole Capital, LLC does not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities to, customers and does not carry accounts of, or for, customers.

DOLE CAPITAL, LLC

SUPPLEMENTARY INFORMATION
December 31, 2014

RECONCILIATION OF COMPUTATION OF NET CAPITAL

Net Capital, per FOCUS Report, Part IIA	$	31,664
Net Capital, per audited financial statements	$	31,664



SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended **12/31/2014**
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
22*22*********3388*******************MIXED AADC 220
050574  FINRA   DEC
DOLE CAPITAL LLC
1188 BISHOP ST STE 1901
HONOLULU HI 96813-3307
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

_____

2. A. General Assessment (item 2e from page 2) $ _____ 0.00

   B. Less payment made with SIPC-6 filed (**exclude interest**)   (_____ 1.00)

      _7/28/14_
      Date Paid

   C. Less prior overpayment applied   (_____ 0.00)

   D. Assessment balance due or (overpayment)   _____ 0.00

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   _____

   F. Total assessment balance and interest due (or overpayment carried forward) $ _____ 0.00

   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ _____ 0.00

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Dole Capital LLC
_____
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the _2_ day of _February_, 20_15_.

CEO
_____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____
       Postmarked   Received   Reviewed

Calculations _____

Documentation _____

Exceptions:

Disposition of exceptions:

Forward Copy _____

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

.m No.

.a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)

Eliminate cents

$ __3,4 0¢__

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

__3,195__

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.

$ _____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).

$ _____

Enter the greater of line (i) or (ii)

Total deductions

d. SIPC Net Operating Revenues

__3,195__

e. General Assessment @ .0025

$ __20¢__

$ __1__

(to page 1, line 2.A.)

2

DAVID E. LATHAM
CERTIFIED PUBLIC ACCOUNTANT

February 10, 2015

Mr. Richard B. Dole
Member Manager
Dole Capital, LLC
1188 Bishop St., Suite 1901
Honolulu, HI 96813-3307

I have tested Dole Capital's Anti-Money Laundering (AML) program as of December 31, 2014, for purposes of documenting in detail the areas of review, and what , if any, corrective action will be required going forward, and how the firm will implement those corrective actions.

Dole Capital's CEO and Associated Person has determined that there is only one area under its AML Program that might become relevant in the future. It is in this area that would be evaluated at least annually in the month of December, beginning in 2007. This area falls under "Customer Identification and Verification", as described in item #5 in the firm's AML Compliance & Procedures. Robust testing is to be directed primarily to securities transactions, such as the sale of a business or its interests, a private placement, or a merger/acquisition, in the event such transaction(s) would arise. Particular scrutiny would be directed to sources of cash that might be placed in escrow in connection with a transaction. In such case, due diligence to uncover red flags would be conduced on required customer information, in a case where a customer might refuse to provide information, and the verification of information obtained in the due diligence process.

I have reviewed the firm's testing procedures described above, but with no securities transactions entered into during the year, I have determined that no further testing results were needed for the 2014 year, and no corrective action is warranted.

Yours very truly,

DAVID E. LATHAM, C.P.A.

DEL/je

DAVID E. LATHAM
CERTIFIED PUBLIC ACCOUNTANT

February 10, 2015

Mr. Richard B. Dole
Member Manager
Dole Capital, LLC
Honolulu, HI

I have examined the financial statements of Dole Capital, LLC for the year ended December 31, 2014 and have issued my report thereon dated February 10, 2015.

As part of my examination, I made a study and evaluation of the system of internal accounting control to the extent I considered necessary to evaluate the system, as required by generally accepted auditing standards and Rule 17a-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system, the procedures for safeguarding securities, and the practice and computations of aggregate indebtedness and net capital under Rule 17A-3(a) and (2) the reserve required by Rule 15c3-3(e).

Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness at the date of my examination would be disclosed. The purpose of such study and evaluation is to establish a basis for reliance thereon in determining the nature, timing and extent of other auditing procedures necessary for expressing an opinion on the financial statements under generally accepted auditing standards and to provide a basis for reporting material weaknesses in internal accounting control under Rule 17a-5 and, with respect to rule 15c3-3, to provide reasonable assurance of compliance in all material respects with the possession and control requirements of that rule.

Dole Capital, LLC does not obtain or maintain physical possession or control of customers' funds or securities.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance concerning the safeguarding of assets against loss from unauthorized use or disposition, as well as the reliability of financial records for preparing financial statements and maintaining accountability for assets.

The concept of reasonable assurance recognized that the cost of a system of internal accounting control should not exceed the benefits derived therefrom, and also recognizes that the evaluation of these factors necessarily requires estimates and judgments by management. However, for the purposes of this report, under Rule 17a-5, the determination of weaknesses to be reported was made without considering the practicability of corrective action by management within the framework of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgement, carelessness or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented internally by management with respect to the estimates and judgments required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions, or that the degree of compliance with the procedures may deteriorate.

My study and evaluation of the system of accounting control for the year ended December 31, 2014, made for the purpose set forth in the second paragraph, would not necessarily disclose all weaknesses in the system which may have existed during the period under review.

As a result of my audit observations, I found no weakness I believe to be material.

Yours very truly,

DAVID E. LATHAM, C.P.A.

DEL/je